Mail Stop 4561

February 25, 2010

Philip O. Nolan
Chief Executive Officer
Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, Virginia 22201

      Re: **Stanley, Inc.**
               Form 10-K for the Fiscal Year Ended March 31, 2009
               Filed May 21, 2009
               File No. 001-33083

Dear Mr. Nolan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief